

Larry L. · 3rd    Kaboodle

Founder and CEO, at Kaboodle, Inc.

San Francisco Bay Area · 7 connections · Contact info

Experience

Co-Founder and CEO

Kaboodle

Jan 2018 – Present · 3 yrs 2 mos

San Francisco Bay Area

Kaboodle is for pet lovers. A global community connecting people, products, and all pet-related info all in one place.

Skills & endorsements

Entrepreneurship

E-commerce

Pet Related Info

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Interests

LinkedIn Guide to Networking
16,026,602 followers

Kaboodle
1 followers